# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Five9, Inc., CIK 0001288847
CUSIP: 338307101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3001 BISHOP DRIVE, SUITE 350, SAN RAMON, California (CA), 94583
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001361570

## Reporting persons
- PICTET ASSET MANAGEMENT SA: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 6,583,265; shared voting power 0; sole dispositive power 6,583,265; shared dispositive power 0; aggregate amount beneficially owned 6,583,265 (8.8% of the class)

## Item 1. Issuer
Name of issuer: Five9, Inc.
Address of issuer's principal executive offices: 3001 BISHOP DRIVE, SUITE 350, SAN RAMON, CALIFORNIA, 94583.

## Item 2. Person Filing
Name of person filing: Pictet Asset Management SA
Address of principal business office or, if none, residence:
60 Route des Acacias
1211 Geneva 73
Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Company

## Item 4. Ownership
Amount beneficially owned: 6,583,265.00
Percent of class: 8.8
Sole power to vote or to direct the vote: 6,583,265.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,583,265.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Foreign Institutional Investor is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- PICTET ASSET MANAGEMENT SA: Karine Valtanen, Global Head of Compliance (02/11/2025)